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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 4 2008
DIVISION OF MARKET REGULATION

RECD S.E.C.
JUN 13 2008
803

ANNUAL AUDIT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 ENDING December 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StockCross Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9464 Wilshire Blvd.
(No. and Street)

Beverly Hills (City) — CA (State) — 90212 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Reich — 800-225-6196 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) — Great Neck (City) — NY (State) — 11021 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of Los Angeles

On Feb 26th, 2008 before me, Fahimeh Zomorodian Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared Andrew Reich
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

FAHIMEH ZOMORODIAN
Commission # 1480621
Notary Public - California
Los Angeles County
My Comm. Expires Apr 21, 2008

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ____________________
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ____________________ Number of Pages: 1

Signer(s) Other Than Named Above: ____________________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____________________
- ☐ Individual
- ☐ Corporate Officer — Title(s): ____________________
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ____________________

Signer Is Representing: ____________________

RIGHT THUMBPRINT OF SIGNER
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STOCKCROSS FINANCIAL SERVICES, INC.

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
StockCross Financial Services, Inc.
Beverly Hills, California

We have audited the accompanying statement of financial condition of StockCross Financial Services, Inc. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StockCross Financial Services, Inc. at December 31, 2007 in conformity with accounting principles generally accepted in the United States.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 14, 2008

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

STOCKCROSS FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	472,298
Cash and securities segregated in compliance with federal and other regulations		17,071
Receivable from broker-dealers and clearing organizations		3,471,113
Receivable from customers		52,541,935
Securities owned, at market value		60,837,301
Securities borrowed		716,000
Goodwill		7,129,258
Furniture, equipment and leasehold improvements, net of accumulated depreciation		331,845
Other assets		672,060
	$	126,188,881

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to customers	$	68,583,977
Payable to non customers		20,066,560
Drafts payable		6,801,028
Payable to broker-dealers and clearing organizations		1,388,095
Securities sold, but not yet purchased		118,116
Accounts payable, accrued expenses and other liabilities		1,182,384
		98,140,160

Stockholder's equity

Common stock; $1.00 par value, 5,000,000 shares authorized, 8,000 issued and outstanding		8,000
Paid in capital		17,692,352
Retained earnings		10,348,369
		28,048,721
	$	126,188,881

See notes to statement of financial condition

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

StockCross Financial Services, Inc. (the "Company") is a discount broker registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange, Inc. and Financial Industry Regulatory Authority ("FINRA"). The Company primarily operates as a retail securities broker.

Securities Transactions and Commissions

Customers' securities transactions are recorded on a settlement date basis, generally three business days following the transaction. Commissions and other securities transactions are recorded on a trade-date basis as the securities transactions occur. Securities owned and securities borrowed are recorded at current market value.

Securities Borrowed and Loaned

Securities borrowed are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. For securities loaned, the Company monitors the market value of securities borrowed and securities loaned, with additional collateral obtained or refunded as necessary.

Goodwill

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, theses assets must be reviewed annually for impairment in accordance with this statement. Goodwill is tested for impairment annually. Using cash flow and marketing analysis, management determined in 2007 that the carrying value of goodwill was not impaired and therefore there were no impact on the Company's results of operations or financial position as of December 31, 2007.

Income Taxes

Effective in 2006, the Company elected subchapter S subsidiary status for federal income tax purposes. As a subchapter S subsidiary, the Company is a disregarded entity for federal tax purposes and as such the Parent company's stockholder reports the income attributable to the Company on their personal income tax return. Accordingly, there is no provision necessary for federal income taxes. The Company is subject to state and local excise and income taxes in certain jurisdictions.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recorded on a straight-line basis over the lesser of the estimated useful lives of the related assets or non-cancelable lease terms, as appropriate.

Drafts Payable

Drafts payable represent checks drawn by the Company against customer accounts which were deposited subsequent to year end.

Concentrations of Credit Risk and Estimates

The Company is engaged in various trading and brokerage activities whose contra-parties include broker-dealers, banks and other financial institutions. In the event contra-parties do not fulfill their obligations, the Company may sustain a loss if the market value of the instrument is different from the contract value of the transaction. The risk of default primarily depends upon the credit worthiness of the contra-parties involved in the transactions. It is the Company's policy to review, as necessary, the credit standing of each contra-party with which it conducts business.

The Company is located in Beverly Hills, California, with offices in Massachusetts, Texas, Washington and Pennsylvania and its customers are located throughout the world.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. SECURITIES OWNED, SECURITIES BORROWED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned, securities borrowed and securities sold, but not yet purchased primarily consist of certificates of deposit, money market funds and U.S. government securities.

3. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company rents office space and leases computers and other equipment under various operating leases. Rent expense for the year ended December 31, 2007 was approximately $676,000.

At December 31, 2007, minimum future rental on non-cancelable leases are as follows:

2008	$ 565,000
2009	443,000
2010	236,000
	$1,244,000

4. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

The Company's customer financing and securities settlement activities may require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counter-party is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Accounts receivable from and payable to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

6. CASH AND SECURITIES SEGREGATED IN COMPLIANCE WITH FEDERAL AND OTHER REGULATIONS

Cash of $170,171 and securities of $34,414,570, included in securities owned, have been segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

7. PAYABLE TO NON CUSTOMERS

Payable to non customers include amounts due on cash transactions on accounts owned and controlled by principal officers, directors and stockholders.

8. NET CAPITAL REQUIREMENT

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the SEC (Rule 15c3-1). Under the alternate method permitted by this rule, net capital, as defined, shall not be less than 2% of aggregate debits items arising from customer transactions. At December 31, 2007, the Company's net capital was $19,371,728 which was $18,256,662 in excess of its required net capital of $1,115,066. The Company's percentage of aggregate debit balances to net capital was 34.8% as of December 31, 2007.

9. INCENTIVE PLAN

With the approval the board of directors and stockholder, the Company adopted an incentive plan (the "Plan") in 2007 to provide annual incentives to certain employees or directors. The incentives will be the award of stock appreciation rights ("SARs") not to exceed 100,000 shares of common stock awarded to any one participant for a calendar year. The maximum number of SARs available for the Plan will not exceed 1,000,000 shares of common stock. SARs which satisfy the vesting requirements set forth in the Plan will entitle the participant to receive a payment equal to the appreciation in the fair market value of a stated number of shares of common stock from the grant date to the date of exercise. The grant price for a particular SAR will be set forth in the award notice. There were no awards made under the Plan in 2007.

END